Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 13 DATED APRIL 10, 2013
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012, Supplement No. 5 dated January 10, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 6 dated January 25, 2013, Supplement No. 7 dated February 20, 2013, Supplement No. 8 dated March 1, 2013, Supplement No. 9 dated March 13, 2013, Supplement No. 10 dated March 19, 2013, Supplement No. 11 dated April 2, 2013 and Supplement No. 12 dated April 5, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	the indirect change of control of our advisor, property manager and dealer manager; and
(3)	the departure of certain directors.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of April 4, 2013, we had accepted investors’ subscriptions for, and issued, approximately 46.0 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $459.0 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Indirect Change of Control of Our Advisor, Property Manager and Dealer Manager
The following information should be read in conjunction with the “Questions and Answers About This Offering - What is the experience of your sponsor and your advisor?” section beginning on page 2 of our prospectus, the “Prospectus Summary - Our Sponsor and Our Advisor” section on page 8 of our prospectus, the “Prospectus Summary - Our Dealer Manager” section on page 8 of our prospectus, the “Prospectus Summary - Conflicts of Interest” section beginning on page 13 of our prospectus, the “Management - The Advisor” section beginning on page 69 of our prospectus, the “Management - The Advisory Agreement” section beginning on page 72 of our prospectus, the “Management - Affiliated Dealer Manager” section on page 75 of our prospectus, the “Conflicts of Interest” section beginning on page 84 of our prospectus, the “Plan of Distribution - Cole Capital Corporation” section on page 180 of our prospectus and all similar discussions appearing throughout our prospectus:
On April 5, 2013, Cole Credit Property Trust III, Inc. (CCPT III) acquired our sponsor pursuant to a transaction whereby Cole Holdings Corporation (Cole Holdings) merged with and into CREInvestments, LLC (CREI), a wholly-owned subsidiary of CCPT III. Prior to the merger, Cole Holdings was wholly owned by Mr. Christopher H. Cole, our chairman of the board, chief executive officer and president. Cole Holdings was also an affiliate of our sponsor, the parent company and indirect owner of Cole REIT Advisors IV, LLC, our advisor, and the indirect owner of Cole Capital Corporation, our dealer manager. As a result of the merger, our advisor and dealer manager are now wholly-owned by CREI.  Also in connection with the merger, the property management services previously performed for us by Cole Realty Advisors, Inc. have been assigned to CREI Advisors, LLC, a wholly-owned subsidiary of CREI. Despite the indirect change in control of our advisor and dealer manager, and the assignment of these property management services to CREI Advisors, LLC, we expect that the advisory, dealer manager and property management services we receive will continue without any changes in personnel or service procedures.

Departure of Certain Directors
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Management — Executive Officers and Directors" beginning on page 63 of the prospectus and similar disclosures appearing throughout our prospectus.
On April 4, 2013, Marc T. Nemer and Scott P. Sealy, Sr. resigned from their positions as members of our board of directors and all committees of our board of directors. Their resignations were not due to any disagreements with us on any of our operations, policies or practices. As a result of Mr. Nemer’s and Mr. Sealy’s resignations, our directors have determined to reduce the size of our board of directors to three members. Mr. Nemer continues to serve as the chief executive officer and president of our advisor and as president, secretary and treasurer of our dealer manager.

CCPT 4-SUP-13A

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